 JPMorgan Structured Investments are a convenient way for investors to GAIN ACCESS TO COMMODITIES in their portfolios. With many commodity funds now closed to new investors, this is a viable alternative to traditional fund investing.  Our current investment ideas are listed below.

Investment ideas are for illustrative purposes only.  Actual notes offered by JPMorgan Chase & Co. may have different terms which will depend on, among other things, market conditions on the applicable pricing date.  Investment ideas are subject to change, and JPMorgan undertakes no duty to update these investment ideas or supply corrections.

Idea #1:
Return Enhanced Notes Linked to Commodities
Rationale:  Investor believes that commodities are likely to experience modest appreciation over a defined time horizon.
Payoff Profile at Maturity (see chart below):
– Underlying Appreciates:  Leveraged participation, which we refer to as “Structural Alpha”, subject to a maximum return.
– Underlying Depreciates:  Investor participates 1:1 in the downside performance.
Underlying: A commodities index, or basket of individual commodities.
Key Risks:
– Investment may result in a loss of some or all of the Investor's principal.
– Investment returns are limited by a predetermined Maximum Return.
– Investments related to the value of commodities may be more volatile than traditional securities investments.
– No interest or rights in exchange traded futures contracts during the term of the notes.
– Lack of liquidity: JPMorgan intends to provide a secondary market but is not obligated to do so.
– Investment value prior to maturity will be influenced by many factors, including, but not limited to, interest rates, the level of the underlying, implied volatility and the time remaining to maturity.
– Investment may not pay as much as an investment in the individual commodities futures contracts constituting the index or commodities basket.
– Potential Conflicts: JPMorgan plays a variety of roles in connection with the issuance of the notes which are potentially adverse to the interest of any investor in the notes.

The following graph illustrates the hypothetical simple return (i.e., not compounded) on the investment idea for a range of movements in a commodities index or basket of commodities.  Any notes issued with features similar to this investment idea would only make one payment at the maturity date.  The hypothetical returns set forth below may not be the actual returns applicable to a purchaser of the notes that we ultimately issue.

Idea #2:
Principal Protected Notes Linked to Commodities
Rationale:  Investors believe that commodities are likely to appreciate but are concerned about putting principal at risk.
Potential Maturities: 3 to 7 years
Payoff Profile (see chart below)
– Underlying Appreciates: Investor receives their principal plus a percentage (Participation Rate) of the appreciation of the relevant commodities index or basket.
– Underlying Depreciates: Investor receives their principal at maturity.
 Underlying: A commodities index, or basket of individual commodities.
Participation Rate:  Dependent on market conditions on the pricing date, and the terms of the particular note.
Key Risks:
– Market risk: An investor will receive no more than the principal amount of its notes at maturity if the commodity index or basket of commodities depreciates during the term of the notes.
– No interest or rights in the exchange traded futures contracts during the term of the notes.
– Investments related to the value of commodities may be more volatile than traditional securities investments.
– Lack of liquidity: JPMorgan intends to provide a secondary market but is not obligated to do so.
– Investment value prior to maturity will be influenced by many factors, including, but not limited to, interest rates, the level of the underlying, implied volatility and the time remaining to maturity.
– Investment may not pay as much as an investment in the individual commodities futures contracts constituting the index or commodities basket.
– Potential Conflicts: JPMorgan plays a variety of roles in connection with the issuance of the notes which are potentially adverse to the interest of any investor in the notes.

The following graph illustrates the hypothetical simple return (i.e., not compounded) on the investment idea for a range of movements in a commodities index or basket of commodities.  Any notes issued with features similar to this investment idea would only make one payment at the maturity date.  The hypothetical returns set forth below may not be the actual returns applicable to a purchaser of the notes that we ultimately issue.

JPMorgan's Structured Investments program is a full service, customized platform for innovative securities designed to combine and optimize the best features of equity, commodity, foreign exchange or fixed income investments. These unique structures conveniently provide clients with an array of investment vehicles to monetize a specific market view, capitalize on new opportunities in the global market, or re-balance a portfolio. The JPMorgan team is always expanding its Structured Investments program for investors with a variety of goals and risk appetites.  To learn more, contact us at 800.576.3529 or structured.investments@jpmorgan.com

These investment ideas have been designed for informational purposes only and under no circumstances should any information above be used as or considered to be an offer to sell or a solicitation of any offer to buy any securities or any other instruments.  Offers and sales of any securities related to these investment ideas may only be made pursuant to the related termsheet that is filed with the SEC as a free writing prospectus and the documents linked thereto which should be read carefully.  This communication is not intended to provide accounting, legal or tax advice or investment recommendations.  Investors should contact their own accounting, legal or tax advisors for additional information.  Certain investment ideas discussed by JPMorgan may not be available or suitable for all potential investors. The laws of certain jurisdictions may limit the availability of these investment ideas in those jurisdictions.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Certain Risk Considerations

NO INTEREST PAYMENTS OR RIGHTS IN THE EXCHANGE-TRADED FUTURES CONTRACTS — As a holder of any notes that may be issued by us, you will not receive any interest payments, and you will not have any rights that holders of the exchange-traded futures contracts on the commodities underlying the commodities Index or Basket of commodities, as the case may be, have.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES  DESCRIBED ABOVE PRIOR TO MATURITY — While the payment at maturity described above would be based on the full principal amount of any notes sold by JPMorgan Chase & Co., the original issue price of any notes we issue includes an agent's commission and the cost of hedging our obligations under such notes through one or more of our affiliates.  As a result, the price, if any, at which JPMSI will be willing to purchase such notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you.  The notes described will not be designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD ANY NOTES THAT WE ULTIMATELY ISSUE TO MATURITY.

POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with any potential issuance of the notes described above, including acting as calculation agent and hedging our obligations under such notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours would be potentially adverse to your interests as an investor in such notes.

LACK OF LIQUIDITY — The notes described above will not be listed on any securities exchange.  There may be no secondary market for such notes, and JPMSI will not be required to purchase notes in the secondary market.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell any notes issued by JPMorgan Chase & Co. easily. Because other dealers are not likely to make a secondary market for such notes, prices for the notes described above in any secondary market are likely to depend on the price, if any, at which JPMSI is willing to buy such notes.

JPMORGAN CREDIT RISK —Because any notes that may be issued by us would be our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES DESCRIBED ABOVE — In addition to the level of the underlying index or basket on any day, the value of any notes that may be issued by us described above will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  the expected volatility of the underlying index or basket;
  the time to maturity of the notes described above;
  if the underlying index or indices are linked to equity securities, the dividend rate on the common stocks underlying the index or indices;
  if the underlying index or indices or basket are linked to commodities, the market price of the physical commodities upon which the futures contracts that compose the underlying index or indices or basket of commodities are based or the exchange-traded futures contracts on such commodities;
  interest and yield rates in the market generally;
  a variety of economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events; and
  our credit worthiness.

  SEC Legend:  JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for each offering to which these investment ideas relate.  Before you invest, you should read the prospectus in that registration statement, each prospectus supplement, as well as the product supplement, term sheet and any other documents that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and the offering of any notes.

  You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and term sheet if you so request by calling toll-free 866-535-9248.